ST. PAUL FIRE  AND MARINE  INSURANCE  COMPANY
X ST. PAUL MERCURY  INSURANCE  COMPANY
ST. PAUL GUARDIAN  INSURANCE  COMPANY
A Capital  Stock Company


EXCESS  FOLLOW  FORM TRAVELERS FORM

DECLARATIONS:
Excess Follow  Form  Number:    The Company  designated  above (herein  called
Underwriter)   issues this Excess Follow  Form  to:
Item 1.       Named  Insured:


Wells Fargo Funds Trust
525 Market Street, 12th Floor
San Francisco, CA 94105
(herein  called Insured).

Item 2.       Excess  Follow  Form  Period:     The  Excess  Follow  Form
Period shall be effective at 12:01  A.M.on 09/01/2012
and  expire  at 12:01 A.M. on  09/01/2013               local time  as to each
of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.  Single Loss Limit of Liability: $12,500,000 Item
4.       Aggregate Limit of Liability: $12,500,000 Item 5.
     Schedule  of Underlying  Insurance:

(A)      1. Underlying  Insurer:  Great American
Insurance Company

2.      Bond  or  Policy  Number:  FS 517-76-01-09

Bond  or  Policy  Period:  From: 9/01/2012      To:   09/01/2013
4.      Limit of Liability:
Single Loss Limit of Liability  $20,000,000

Aggregate Limit of Liability NA
5.      Single Loss Deductible:NA

(B)      1.  Underlying  Insurer:  The Fidelity and Bond Company of
Maryland


2.      Bond or Policy Number: FIB 0004712 12
3.      Bond  or  Policy  Period:   From: 09/01/2012
              To:   09/01/2013
4.      Limit of Liability:

Single Loss Limit of Liability  $20,000,000
Aggregate Limit of Liability $20,000,000

(C)      1.  Underlying  Insurer:  Berkeley Regional Insurance Company

2.      Bond or Policy Number: BFI-71000386-12
3.      Bond  or  Policy  Period: From: 09/01/2012  To: 09/01/2013
4.      Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000




(D)      1.  Underlying  Insurer:  Federal Insurance Company

2.      Bond or Policy Number: 82183333
3.      Bond  or  Policy  Period: From: 09/01/2012 To:09/01/2013
4.      Limit of Liability:


Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

Item 6. Total amount  of Underlying  Single Loss Limit of Liability

The total  amount  of Underlying  Single Loss Limit  of Liability  is
$122,500,000    plus any Single Loss Deductible   under   the Bond or Policy
identified  in Item  5. (A) of the Declarations  of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The  total  amount   of  Underlying   Aggregate  Limit  of  Liability   each
Excess  Follow   Form   Period   is $122,500,000   plus any Single Loss
Deductible   under  the Bond or Policy identified  in Item  5. (A) of the
Declarations   of this Excess Follow  Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: Great American Insurance Company
Bond or Policy Number: FS 517-76-01-09
Effective Date: 09/01/2012

Except as provided below: Sublimits of: G. Stop Payment, H. Uncollectible Items of Deposit, I. Audit Expense and K. Unauthorized Signature

Item 9.        The Insured,  by acceptance  of this Excess Follow  Form,  gives
notice  to the Underwriter   terminating  or canceling  prior  Bond  or  Policy
Numbers   494PB0820

such  termination   or  cancellation   to  be  effective  as  of  the  time
this  Excess  Follow  Form   becomes effective.

Item 10.      The liability of the Underwriter   is subject  to the terms  of
the following endorsements  attached  hereto: XS109  05-05; XS201 05-05





Executed  this  26th   day of   October, 2012 .Countersigned


EXCESS  FOLLOW  FORM Travelers Form



INSURING  CLAUSE

In consideration  of the  payment  of the premium,  and in reliance
  upon       completeness        and         accuracy               of   the
statements   and   disclosures   made   to  the   Underwriter and  any  issuer
of Underlying  Insurance   by application, including   all  attachments,
subject  to  the  Declarations, Insuring  Clause,  Terms, Conditions  and
Limitations  and Endorsements   of this  Excess  Follow  Form,  this  Excess
Follow  Form  is subject  to the  same Insuring  Clause(s), Terms,  Conditions
and  Limitations   and  Endorsements as provided  by the  Bond or Policy
identified  in Item  8. of the  Declarations   of this  Excess  Follow  Form.
                        In  no event  shall  this  Excess  Follow  Form
provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This  Excess  Follow  Form   is  not  subject   to  the  same premium  or the
Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS  AND LIMITATIONS Section 1.         Underlying Coverage
A.  The Insured(s) shall  notify the Underwriter in writing, as
soon   as   practicable,    of  a  failure   to maintain  in full force and
effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B.In the  vent there is no recovery available to the Insured as a
  result of the insolvency  of   any Underlying
Insurer or the Insured's failure to comply with the
maintenance    of  any  Underlying Insurance,   the   coverage  hereunder
shall  apply  as excess  of  the  amount   of  all  Underlying   Insurance plus
the  amount  of any applicable  deductible  to the same  extent   as  if  the
Underlying   Insurance   were maintained  in full force and effect.

C.   If the coverage and provisions  of the Bond or Policy identified  in Item
8. of the Declarations  are altered, the  Insured   shall,  as  soon  as
practicable,   give  the Underwriter   written  notice  of such alteration(s);
and upon  receipt  of written  consent  to such alteration(s) from  the
Underwriter,          the  Insured   shall  pay  any additional   premium
required   by  the  Underwriter. This Excess  Follow  Form  shall not  follow the  form of any alteration(s)  to the  Bond  or Policy identified in  Item  8.
of the  Declarations   unless  such  written notice   thereof   is  given  by
the   Insured(s)   to  the Underwriter,   the Underwriter   gives written
consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except  as provided  in Sections  2.D. and 2.E. below,  in  no
event  shall the  Underwriter   be  liable to pay loss under  this Excess
Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted
solely by reason  of the  payment  of loss  by  the  Underlying   Insurer(s)
as  covered  loss under  the applicable  Underlying  Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any
Underlying  Insurance  shall not be considered   covered  loss  under   this
Excess  Follow Form,  but  shall, for purposes  of this Excess  Follow Form,
reduce or exhaust the Underlying Limit of Liability   to  the   extent   such
payment   reduces   or exhausts the aggregate limit(s) of liability of such
Underlying  Insurance.

Section 2. Limit of Liability

A.   Payment  by the  Underwriter   of loss covered  under this Excess Follow
Form shall reduce the Aggregate Limit  of Liability  of this  Excess  Follow
Form  set forth in Item  4. of the Declarations.    In the event of exhaustion
of  the  Aggregate  Limit  of  Liability   of this Excess  Follow  Form  set
forth in Item  4. of the Declarations,   the  Underwriter   shall  be  relieved
of all further  liability under  this Excess Follow  Form.

B. The Underwriter's maximum liability for a Single Loss covered  under this  Excess  Follow  Form  shall not  exceed  the  amount  of the  Single
Loss Limit  of Liability   stated   in   Item   3.  of  the   Declarations.
Also,  the  Underwriter's   maximum  liability  for  all loss(es) in  the
aggregate  covered  under  this  Excess Follow  Form   shall  not  exceed  the
amount  of  the Aggregate Limit  of Liability  stated  in Item  4. of the
Declarations,   which  shall be  the  maximum  liability of  the   Underwriter
in the Excess Follow  Form Period stated in Item  2. of the Declarations.

C.   Except    as   provided    in   Sections   2.D.   and   2.E. below, the
Underwriter  shall only be liable to make payment   for   a   Single   Loss
covered   under    this Excess Follow Form  after the total amount  of the
Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the
 Underlying Insurer(s) as covered loss under  the applicable Underlying
Insurance.




D.   In  the  event  the  total  amount   of  the  Underlying Aggregate Limit
of Liability  as stated  in Item  7. of the  Declarations   is reduced  solely
by reason  of the payment  of covered  loss by any Underlying  Insurer to  an
amount   less  than   the   total   amount   of  the Underlying  Single  Loss
Limit  of Liability  as stated in  Item  6.  of the  Declarations,   this
Excess  Follow Form  shall  pay covered  loss excess  of the  reduced total
amount   of  Underlying    Aggregate   Limit   of Liability,   but   not   to
exceed   the   amount   of  the Single  Loss  Limit  of Liability  stated  in
Item 3. of the  Declarations, and  subject   always
to  the remaining Aggregate   Limit   of   Liability
  of   this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations,
 solely  by reason  of the   payment   of  covered   loss  by  the   Underlying
Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss
excess  over any   retention         or   deductible   amount
otherwise applicable  under the    Underlying
Insurance scheduled   in  Item  5.  (A) of the  Declarations,   such amount
not   to  exceed   the   Single   Loss  Limit   of Liability  stated  in  Item
3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3.     Joint Insureds

If two or more Insureds are covered under this Excess Follow  Form, the
first  named  Insured   shall  act  for all Insureds.
Payment   by  the   Underwriter     to  the   first named  Insured  or to any
named Insured of loss covered under  this Excess Follow Form shall fully
 release  the Underwriter   on  account  of such  loss.               The
liability of the  Underwriter for  loss(es) sustained by  all  Insureds shall not exceed  the  amount for which  the  Underwriter would have been
 liable   had   all   such   loss(es)  been sustained  by one Insured.

Section 4.     Notice / Proof of Loss - Legal Proceedings
Against Underwriter

A.   The  Insured(s)   shall,  within  the  time  and  manner prescribed   in
the  Bond  or Policy identified  in Item
8. of the  Declarations, give the  Underwriter notice of any loss of the
kind   covered   by  this   Excess Follow  Form,   whether   or  not  the
Underwriter is liable   therefor   in   whole
or n part, and upon request of the  Underwriter, the  Insured(s)
shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer
identified  in  Item  5. of the   Declarations.      Notice   given  to any
Insurer identified   in  Item   5.  of  the   Declarations   of  this


Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B.  The Insured(s) shall, within the time and manner prescribed   in the  Bond
or Policy identified  in Item
8. of the  Declarations,   file with  the  Underwriter a proof of loss for any
loss of the kind covered by this Excess  Follow  Form,   whether or not the
Underwriter is liable  therefore  in whole  or in part,and upon  request of
the  Underwriter   the  Insured(s) shall furnish  a copy of all documents
provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer.
Filing  of a  proof  of loss with  any Insurer  identified  in Item  5. of
the Declarations shall not constitute   filing a  proof of loss with the
Underwriter   as required   in Section  4. of  the  Terms,   Conditions and
Limitations   of  this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and
Limitations   of  this  Excess  Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington
Street,  St. Paul, MN   55102.

Section 5.     Excess Follow Form Period

A. The Term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the
Declarations   or the      time    between    the   effective   date    and
the termination  date of this Excess Follow Form.

B.   The  Aggregate  Limit  of Liability  set  forth  in  Item.
4. of the Declarations shall not  be  cumulated regardless   of  the  number
 of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow  Form  Period  of this Excess Follow Form
by the Underwriter;   the number  of and amount  of premiums   paid  by  the
Insured,   or  the  number   of Excess  Follow  Form  Periods  of this  Excess
Follow Form in which the acts giving rise to a loss(es) were committed or occurred.


Section 6.    Single Loss Defined

As  used  herein,   Single  Loss  shall  be  defined   as  that term,  or  any
similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This  Excess   Follow Form terminates  as  an  entirety upon  occurrence
of any  of the  following:   (a) after  the receipt   by  the  Insured   of  a
written   notice   from  the


Underwriter   of its  desire  to  cancel  this  Excess  Follow Form  in
accordance  with  the  conditions  and  limitations of  any  Bond  or  Policy
identified   in  Item   5.  of  the Declarations,  (b) immediately  upon  the
receipt  by the Underwriter   of a written  notice  from the  Insured  of its
desire   to   cancel   this   Excess   Follow   Form,        or   (c)
immediately             upon      cancellation,
termination                          or nonrenewal  of the  Underlying  Bond or
Policy identified in Item  8. of the  Declarations,   whether  by the  Insured
or the applicable  Underwriter.




In witness  whereof, the Underwriter   has caused  this Excess Follow Form  to
be executed  on the Declarations  page.


The  following  spaces  preceded   by an (*) need  not  be completed   if this
endorsement   or rider  and  the  Bond or Policy  have  the  same  inception date.


ATTACHED  TO AND FORMING    PART OF BOND  OR POLICY  NO.

ZBN-11N59402-12-N2




* ISSUED  TO
Wells Fargo Funds Trust
DATE ENDORSEMENT   OR RIDER  EXECUTED
10/26/2012

* EFFECTIVE   DATE OF  ENDORSEMENT   OR RIDER


12:01 A.M. LOCAL TIME  AS
SPECIFIED   IN THE  BOND  OR POLICY
09/01/12








SCHEDULE   OF UNDERLYING  INSURERS  ENDORSEMENT

It is agreed  that:
Item 5. Schedule of Underlying Insurers is amended as follows: (E) 1. Underlying Insurer: Axis Insurance Company
2.    Bond or Policy Number: MCN753993
3.    Bond  or  Policy  Period:     From: 09/01/2012  To: 09/01/2013
4.    Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability   $10,000,000

(F)  1. Underlying  Insurer: National Union Fire Insurance
Company of Pittsburgh, PA
2.    Bond or Policy Number:  01-166-77-92
3.    Bond  or  Policy  Period:      From: 09/01/2012
To: 09/01/2013
4.    Limit of Liability:


Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

(G)  1. Underlying  Insurer: Great American Insurance Company
2.    Bond or Policy Number: FS 204-59-90-02
3.    Bond  or  Policy  Period: From: 09/01/2012 To: 09/01/2013
4.    Limit of Liability:
Single Loss Limit of Liability $12,500,00
Aggregate Limit of Liability NA

(H) 1.     Underlying  Insurer:
2.    Bond or Policy Number:
3.    Bond or Policy Period:      From:
To:
4.    Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability











Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By


Authorized  Representative


The  following  spaces  preceded   by an (*) need  not  be completed   if this
endorsement   or rider  and  the  Bond or Policy  have  the  same  inception date.


ATTACHED  TO AND FORMING    PART OF BOND  OR POLICY  NO.

ZBN-11N59402-12-N2

* ISSUED  TO


Wells Fargo Funds Trust


DATE ENDORSEMENT   OR RIDER  EXECUTED

10/26/12
* EFFECTIVE   DATE OF  ENDORSEMENT   OR RIDER



09/01/2012 12:01 A.M. LOCAL TIME  AS
SPECIFIED   IN THE  BOND  OR POLICY



CALIFORNIA  PREMIUM  ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney
 General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2.    The     X Premium Additional  Premium  Return  Premium
for the period from  09/01/212    to 09/01/2013      is $25,658
3. If the premium is payable in installments they are, or are amended to read as follows:



NOTICE TO AGENTS

THIS  ENDORSEMENT    OR  RIDER  MUST  BE  DELIVERED    TO  YOUR CLIENT   IN
ORDER  TO  COMPLY WITH  THE  RULING  OF  THE  INSURANCE   COMMISSIONER    AND
THE  ATTORNEY  GENERAL  OF  THE STATE OF  CALIFORNIA.




Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.